

03011773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                MM/DD/YY   MM/DD/YY



A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Goldsmith, Milton T.*
dba CREATIVE PLANNING COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3893 LAWRENCE ROAD

(No. and Street)

SEAFORD,   NY   11783

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILTON T. GOLDSMITH   (516) 796-3558
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KESSLER, JOEL N.
                              (Name — *if individual, state last, first, middle name*)

KESSLER & LISCIA, C.P.A.s, P.C.   910 MIDDLE COUNTRY ROAD   SELDEN,   NY   11784
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ___MILTON T. GOLDSMITH_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CREATIVE PLANNING COMPANY_____, as of ___DECEMBER 31_____,~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

2/21/03.

_____
Notary Public

Milton T. Goldsmith
Signature

OWNER _FINANCIAL OPERATIONS_
Title
PRINCIPAL

ORE KLADIAS
NOTARY PUBLIC, STATE OF N.Y.
NO. 30-4944153
QUALIFIED IN NASSAU COUNTY
COMMISSION EXP. 11-14-20_06_

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS	PAGE NO.

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

KESSLER & LISCIA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

JOEL N. KESSLER, C.P.A. (NY & FL)
PHILIP A. LISCIA, C.P.A.

REBECCA GONZALEZ, C.P.A.

910 Middle Country Road
Selden, NY 11784

(631) 732-7575
FAX (631) 732-7161

February 12, 2003

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To Milton T. Goldsmith
D/B/A Creative Planning Company
Seaford, New York

In planning and performing our audit of the Financial Statements of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY (a Proprietorship) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY, that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in complying with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide Management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of Financial Statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemptive provisions of rule 15c-3, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this Report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

Furthermore, no material differences existed between our computations of your net capital or determination of the reserve requirements, and your corresponding Focus Report part IIA filing.

This Report recognizes that it is not practicable in an organization of the size of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by Management.

This Report is intended solely for the use of Management, the Securities and Exchange commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of rule 17a-5, have been observed by us in the conduct of our audit.

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

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MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 151,065
Deposit with clearing organization	25,125
Receivable from broker/dealer	12,032
Furniture, fixtures and equipment (net of accumulated depreciation of $10,496)	-
300 shares NASD stock Phase 1 (non-marketable)	3,300
Rent security deposit	2,100
Total assets	$ 193,622

LIABILITIES & PROPRIETOR'S EQUITY

LIABILITIES

Accounts payable	$ 1,650
Commitments and contingencies	
Proprietor's capital	191,972
Total liabilities and proprietor's capital	$ 193,622

The accompanying notes are an integral part of these financial statements

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE
Commissions	$ 169,733
Interest income	1,374
Total income	171,107

EXPENSES
Commissions paid	75,322
Rents	13,561
Office	2,488
Telephone	4,149
Professional fees	2,300
Dues and assessments	1,286
Postage	903
Clearing charges	2,761
Quotation service	6,126
Other operating expenses	2,654
Total expenses	111,550

Net income for the year	$ 59,557

The accompanying notes are an integral part of these financial statements

- 4 -

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2002

Proprietor's capital - beginning of year	$ 187,210
Net income	59,557
Capital withdrawals	(54,795)
Proprietor's capital – end of year	$ 191,972

The accompanying notes are an integral part of these financial statements

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2002

N

O

N

E

The accompanying notes are an integral part of these financial statements

- 6 -

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 59,557
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
(Increase) decrease deposit with clearing organization	-
(Increase) decrease receivable from broker/dealer	20,548
(Increase) decrease rent security deposit	-
(Increase) decrease 300 shares NASD Phase 1	-
Increase (decrease) in accounts payable	-
Net cash provided by operating activities	80,105

CASH FLOWS FROM FINANCING ACTIVITIES

Withdrawals by proprietor	54,795
Increase in cash	25,310
Cash at beginning of year	125,755
Cash at end of year	$ 151,065

The accompanying notes are an integral part of these financial statements

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. NATURE OF BUSINESS

MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY (the Company) is a proprietorship engaged in business as a broker/dealer in securities.

The company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue Recognition

Securities transactions (and the recognition of related income and expense) are recorded on the trade date basis

B. Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of Federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are stated at cost. The Company uses the straight line method to compute depreciation on furniture, fixtures and equipment based upon rates adequate to allocate the cost of applicable assets over their estimated useful lives.

4. RELATED PARTY TRANSACTIONS

The company paid commissions to a related party, who is a registered representative, in the amount of $75,322 during the year ended December 31, 2002.

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space under an Operating Lease Agreement expiring June 30, 2003. At December 31, 2002, the aggregate minimum rental under this lease is as follows:

Year Ending in December	
2003 – to June 30,	6,970

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $188,672 which was $138,672 in excess of its required net capital of $50,000. The Company's net capital ratio was .00875 to 1.

7. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

8. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at institutions insured up to $100,000 by the Federal Deposit Insurance Corporation (FDIC). At times during the period, these balances exceed insured levels.

A copy of the Company's Statement of Financial Condition as of December 31, 2002, pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

- 9 -

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SUPPLEMENTARY INFORMATION

MILTON T. GOLDSMITH

D/B/A CREATIVE PLANNING COMPANY

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1

DECEMBER 31, 2002

CREDIT FACTORS		
Proprietor's capital		$ 191,972
Total credit factors		191,972
DEBIT FACTORS		
Furniture, fixtures and equipment – net	$ 0	
300 shares NASD stock Phase 1	3,300	
Total debit factors		3,300
NET CAPITAL		188,672
Less: Minimum net capital requirement		
greater of 6 2/3% of aggregate indebtedness or $50,000		50,000
REMAINDER: Capital in excess of all requirements		$ 138,672

CAPITAL RATIO: (Maximum allowance 1500%)

Aggregate indebtedness	$ 1,650	
Divided by: net capital	188,672	= .875

See independent auditor's report

KESSLER & LISCIA, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

JOEL N. KESSLER, C.P.A. (NY & FL)
PHILIP A. LISCIA, C.P.A.

REBECCA GONZALEZ, C.P.A.

910 Middle Country Road
Selden, NY 11784

(631) 732-7575
FAX (631) 732-7161

February 12, 2003

INDEPENDENT AUDITOR'S REPORT

To Milton T. Goldsmith
D/B/A Creative Planning Company
Seaford, New York

We have audited the accompanying Statement of Financial Condition of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY (a Proprietorship) as of December 31, 2002, and the related Statements of Income, Changes in Proprietor's Capital, changes in Liabilities subordinated to Claims of General Creditors and Cash Flows for the year then ended. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MILTON T. GOLDSMITH D/B/A CREATIVE PLANNING COMPANY as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KESSLER & LISCIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS